P.E. 4-1-02

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

RECEIVED APR 24 2002

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2002

PROCESSED
MAY 07 2002
THOMSON FINANCIAL

ELBIT VISION SYSTEMS LTD.

(Translation of Registrant's name into English)

New Industrial Park, Post Office Box 140, Yoqneam, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: **Form 20-F** ☑ **Form 40-F** ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: **Yes** ☐ **No** ☑

Attached as Exhibit 1 to this Report on Form 6-K are the Consolidated Financial Statements of the Registrant as of December 31, 2001.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT VISION SYSTEMS LTD.

By: ______________________
Hanan Ziboshitz
Chief Financial Officer

Dated: April 21, 2001

Exhibit 1

ELBIT VISION SYSTEMS LTD.

CONSOLIDATED FINANCIAL STATEMENTS
as of December 31, 2001
(In U.S. dollars)

ELBIT VISION SYSTEMS LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2001

CONTENTS

\# # # # # # #

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of
Elbit Vision Systems Ltd.

We have audited the accompanying consolidated balance sheets of Elbit Vision Systems Ltd. (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States and in Israel, including those prescribed under the Auditors' Regulations (Auditor's Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2001 and 2000, and the consolidated results of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

LUBOSHITZ KASIERER
Arthur Andersen

Haifa, Israel
March 18, 2002

ELBIT VISION SYSTEMS LTD.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	Note	December 31 2001 U.S.$	December 31 2000 U.S.$
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents		1,614	1,663
Marketable securities	(3)	812	-
Trade receivables, net of allowances for doubtful accounts of $898 as of December 31, 2001 and $1,117 as of December 31, 2000		1,168	1,370
Other receivables	(4)	251	493
Inventories, net of advances	(5)	3,284	3,694(*)
Total current assets		7,129	7,220
Long-term trade receivables and loans, net of allowance for doubtful accounts of $280 as of December 31, 2001 and December 31, 2000	(6)	172	342
Deposits with insurance companies and pension funds	(9)	426	409
Total long-term receivables		598	751
Property and equipment, net	(7)	745	1,051
Total assets		8,472	9,022
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES			
Bank overdraft		-	73
Related party		276	456(*)
Trade payables		273	627(*)
Accrued expenses and other	(8)	3,017	3,144(*)
Customer deposits		1,050	1,110(*)
Total current liabilities		4,616	5,410
LONG-TERM LIABILITIES			
Related party		150	-
Accrued severance pay	(9)	596	602
		746	602
CONTINGENT LIABILITIES, COMMITMENTS AND LIENS	(10)		
SHAREHOLDERS' EQUITY			
Share capital	(11)		
Ordinary shares, NIS 1 par value; 20,000,000 shares authorized; 10,166,667 and 8,666,667 shares issued and outstanding as of December 31, 2001 and 2000, respectively		1,208	852
Share premium		17,785	16,728
Accumulated deficit		(15,883)	(14,570)
Total shareholders' equity		3,110	3,010
Total liabilities and shareholders' equity		8,472	9,022

(*) Reclassified.

....

OFER YUVAL — President and Chief Executive Officer

NIR ALON — Chairman of the Board of Directors

Date of approval of financial statements:
March 18, 2002

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Note	For the year ended December 31		
		2001 U.S.$	2000 U.S.$	1999 U.S.$
NET SALES	(12)	9,373	8,875	13,057
COST OF SALES	(13)	6,930	9,562	9,462
Gross profit (loss)		2,443	(687)	3,595
RESEARCH AND DEVELOPMENT EXPENSES, NET	(14)	1,405	1,620	2,116
MARKETING AND SELLING EXPENSES		1,568	1,699	2,509
GENERAL AND ADMINISTRATIVE EXPENSES	(15)	886	1,411	2,543
Total operating expenses		3,859	4,730	7,168
Operating loss		(1,416)	(5,417)	(3,573)
OTHER EXPENSES (INCOME)		(20)	310	-
FINANCING INCOME, NET	(16)	(89)	(50)	(72)
Loss before taxes on income		(1,307)	(5,677)	(3,501)
TAXES ON INCOME	(17)	6	38	67
Loss from continuing operations		(1,313)	(5,715)	(3,568)
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE, NET	(2M)	-	(2,625)	-
Net loss		(1,313)	(8,340)	(3,568)
BASIC AND DILUTED NET LOSS PER SHARE				
Loss from continuing operations		(0.13)	(0.66)	(0.41)
Cumulative effect of change in accounting principle, net		-	(0.30)	-
Basic and diluted net loss per share	(18)	(0.13)	(0.96)	(0.41)
PRO FORMA				
Net loss		-	-	(2,798)
Net loss per share		-	-	(0.32)
Weighted average number of shares used in computing basic and diluted, net loss per share		9,817	8,667	8,667

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In thousands of U.S. dollars, except share data)

	Number of shares	Share capital U.S. $	Share premium U.S. $	Accumulated deficit U.S. $	Total U.S. $
Balance as of January 1, 1999	8,666,667	852	16,728	(2,662)	14,918
Net loss	-	-	-	(3,568)	(3,568)
Balance as of December 31, 1999	8,666,667	852	16,728	(6,230)	11,350
Net loss	-	-	-	(8,340)	(8,340)
Balance as of December 31, 2000	8,666,667	852	16,728	(14,570)	3,010
Shares issued (1)	1,500,000	356	1,057	-	1,413
Net loss	-	-	-	(1,313)	(1,313)
Balance as of December 31, 2001	10,166,667	1,208	17,785	(15,883)	3,110

(1) Net of issuance expenses of $87.

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the year ended December 31		
	2001 U.S.$	2000 U.S.$	1999 U.S.$
CASH FLOWS FROM OPERATING ACTIVITIES			
Net loss	(1,313)	(8,340)	(3,568)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation	312	381	390
Linkage differences on deposits	15	-	-
Loss from impairment of assets	-	308	-
Gain from sale of fixed assets	(13)	-	-
Accrued severance pay and other	(23)	22	4
Changes in operating assets and liabilities:			
Trade and other receivables	612	5,363	2,385
Inventories	1,721	(746)	1,078
Customer deposits	(1,371)	3,069	(80)
Trade payables and accruals	(411)	147	124
Increase in marketable securities	(812)	-	-
Net cash provided by (used in) operating activities	(1,283)	204	333
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of equipment	(56)	(75)	(526)
Proceeds from disposal of equipment	63	71	70
Long-term deposits	(13)	(53)	(18)
Net cash used in investing activities	(6)	(57)	(474)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issuance of share capital, net of expenses	1,413	-	-
Bank overdraft	(73)	(185)	225
Decrease in related party	(100)	-	-
Net cash provided by (used in) financing activities	1,240	(185)	225
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(49)	(38)	84
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,663	1,701	1,617
CASH AND CASH EQUIVALENTS AT END OF YEAR	1,614	1,663	1,701
CASH PAID DURING PERIOD IN RESPECT OF INTEREST	1	2	-
INCOME TAXES	23	10	93
NON - CASH TRASACTION			
SHORT - TERM LOAN CONVERTED TO LONG-TERM LOAN	300	-	-

The accompanying notes are an integral part of the financial statements.

Note 1 - GENERAL

A. BUSINESS

Elbit Vision Systems Ltd. ("EVS" or the "Company") designs, develops, manufactures, markets and supports automatic vision inspection and quality monitoring systems. The Company markets and sells to the textile manufacturing industry worldwide.

B. RELATIONSHIP WITH SHAREHOLDERS

The Company is 34.42% owned by Nir Alon and 26% (2000 – 54%) by Elbit Ltd. ("Elbit"), Elbit is an Israeli public company traded on both the Tel-Aviv Stock Exchange and The Nasdaq National Market. Through September 1999, Elbit provided certain manufacturing and administrative services at cost or agreed upon terms.

The Company has incurred royalty expenses through Elbit for the payment of royalties to the original developer of certain elements of the technology licensed to the Company from Elbit. See Note 10C.

C. USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - GENERAL (Cont.)

D. CURRENCY

The accompanying financial statements have been prepared in U.S. dollars, as the currency of the primary economic environment in which the operations of the Company are conducted is the U.S. dollar. The majority of the Company's sales are made in U.S. dollars, as are the majority of purchases of materials and components. Thus, the functional currency of the Company is the U.S. dollar.

Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Transactions and balances in other currencies are remeasured into U.S. dollars in accordance with the principles prescribed in Statement No. 52 of the Financial Accounting Standards Board of the United States (FASB). Accordingly, items have been remeasured as follows:

- Monetary items - at the current exchange rate on the balance sheet date;
- Nonmonetary items - at historical exchange rates;
- Income and expense items - at exchange rates current as of date of recognition of those items (excluding depreciation and other items deriving from nonmonetary items); and
- Exchange gains and losses from the aforementioned remeasurement (which are immaterial for each reported period) are reflected in the statement of operations.

Note 2 - ACCOUNTING POLICIES

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are:

A. PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly-owned service subsidiaries in the U.S. and the Netherlands. Material intercompany balances and transactions have been eliminated.

Note 2 - ACCOUNTING POLICIES (CONT.)

B. CASH AND CASH EQUIVALENTS

All highly liquid investments with an original maturity of three months or less are considered as cash equivalents.

C. ALLOWANCE FOR DOUBTFUL ACCOUNTS

The allowance for doubtful accounts is based on management's estimate of the collectibility of accounts receivable.

D. INVENTORIES

Inventories are valued at the lower of cost or market, cost being determined based on the weighted average cost of materials, labor and overhead.

E. PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, net of depreciation. Repairs and maintenance expenses are charged to operations as incurred. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the remaining estimated useful life or the remaining term of the lease.

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of any asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Note 2 - ACCOUNTING POLICIES (CONT.)

F. RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses are charged to operations as incurred. These expenses are presented net of royalty bearing grants provided by the Office of the Chief Scientist of the Ministry of Industry and Commerce of the State of Israel ("OCS").

G. REVENUE RECOGNITION

The Company recognizes revenue upon the installation of systems which require no evaluation or acceptance period. For systems sold subject to an evaluation period, revenue is recognized upon customer acceptance.

H. WARRANTY COSTS

The Company provides a warranty for certain parts for up to one year. A provision is recorded for possible costs in connection with warranties based on the Company's experience and engineering estimates.

I. SHARE-BASED COMPENSATION

The Company accounts for shares subject to options issued to employees under Accounting Principles Board (APB) Opinion No. 25 "Accounting for Stock Issued to Employees".

The Company generally awards options for a fixed number of shares at an option price equal to the fair value at the date of grant. The Company has adopted the disclosure-only provisions of FASB's Statement of Financial Accounting Standards No. 123.

J. EARNINGS PER SHARE

Basic earnings per share is computed based on the weighted average number of ordinary shares outstanding and excludes any potential dilution. Diluted earnings per share reflects potential dilution from the exercise of options.

Note 2 - ACCOUNTING POLICIES (CONT.)

K. FOREIGN EXCHANGE TRANSACTIONS

The Company enters into foreign currency forward exchange contracts to protect the dollar value of its shekel deposits and certain non-dollar denominated trade receivables. The Company does not engage in speculation. The gains and losses on these contracts are included in the statement of operations in the period in which the change in the exchange rates occur. As of December 31, 2001, the Company did not have any foreign currency forward exchange contracts outstanding.

L. MARKETABLE SECURITIES

The Company accounts for investments in debt securities in accordance with SFAS No. 115, "Accounting for certain investments in debt and equity securities".
Marketable debentures held to maturity are stated at cost plus accrued interest. Marketable securities classified as "trading securities" are stated at market value. Changes in the fair market value are included in finance income.

M. ACCOUNTING CHANGE

Effective January 1, 2000, the Company changed its revenue recognition policy to be consistent with the guidance of the United States Securities and Exchange Commission ("the SEC"), Staff Accounting Bulletin No. 101 ("SAB 101"). SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. Prior to the issuance of SAB 101, the Company recognized revenue upon the shipment of product to the customer. The guidance in SAB101 established, among other items, more definitive criteria related to installation aspect of a contract. The impact of adopting this guidance has resulted in the Company deferring revenue recognition on certain contracts until installation has been completed. The initial application of the accounting change resulted in the first quarter of 2000 noncash after-tax charge of $2.6 million, net of $0 million in taxes, which has been recorded as an accumulative effect of all change in accounting principle.

Note 2 - ACCOUNTING POLICIES (CONT.)

M. ACCOUNTING CHANGE (CONT.)

The revenues relating to the accumulative adjustment that were recognized in previous years amounted to $4.9 million in 1999. The pro-forma net loss and loss per share amounts shown on the statement of operations reflect the effect on the financial statements had the guidance in SAB 101 been adopted in the respective prior years.

The effects of the change in accounting principle from the first day of implementing on the balance sheet are as follows:
Decrease in trade receivables in the amount of $3.4 million and $0.5 million in accrued expenses and increase in the amounts of $1.7 million in inventories and $1.4 million in customer deposits.

N. NEW ACCOUNTING PRONOUNCEMENT

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities".

The Company's derivative financial instruments consist of foreign currency forward exchange and option contracts. These contracts are utilized by the Company, from time to time, to manage risk exposure to movements in foreign exchange rates. These contracts are recognized as assets or liabilities on the balance sheet at their fair value, which is the estimated amount at which they could be settled based on market prices or dealer quotes, where available, or based on pricing models. Changes in fair value are recognized currently in earnings.

The adoption of SFAS No. 133 had no material impact on reported earnings for the year ended December 31, 2001.

Note 3 - MARKETABLE SECURITIES

Marketable securities includes debentures which bears annual interest rate of 7.125%.

Note 4 - OTHER RECEIVABLES

	December 31	
	2001 U.S.$	2000 U.S.$
	(In thousands)	
Government of Israel	44	159
Other	207	334
	251	493

Note 5 - INVENTORIES, NET OF ADVANCES

	December 31	
	2001 U.S.$	2000 U.S.$
	(In thousands)	
Raw materials	658	517
Spare parts	772	771
Work-in-process	1,245	1,811
Finished goods	1,476	2,773
	4,151	5,872
Less – advances from customers	(867)	(2,178)
	3,284	3,694

Note 6 - LONG-TERM TRADE RECEIVABLES AND LOANS

The Company extends long-term credit to certain customers. At December 31, 2001, these receivables amount to $78,000 (2000 - $246,000) and mature over periods ranging primarily through the year 2002.

Long-term employee loans amounting to $42,000 (2000 - $55,000) are linked to the Israeli Consumer Price Index and are repayable over five years through 2004.

Note 7 - PROPERTY AND EQUIPMENT, NET

	December 31	
	2001 U.S.$	2000(*) U.S.$
	(In thousands)	
Computers and equipment	1,710	1,664
Office furniture and equipment	401	409
Leasehold improvements	431	431
Vehicles	37	180
	2,579	2,684
Less - accumulated depreciation	1,834	1,633
	745	1,051

(*) Includes impairment of assets for the year 2000 in the amount of $308,000, net.

Depreciation expenses amounted to $312,000, $381,000 and $390,000 for the years 2001, 2000 and 1999, respectively.

Principal annual rates of depreciation:	
Computers and equipment	10-33%
Office furniture and equipment	6-10%
Leasehold improvements	10%
Vehicles	15%

Note 8 - ACCRUED EXPENSES AND OTHER

	December 31	
	2001 U.S.$	2000 U.S.$
	(In thousands)	
Payroll and related expenses	548	543
Government agencies	1,067	938
Accrued warranty obligations	144	74
Commissions to agents	334	368
Accrued expenses and others	924	1,221
	3,017	3,144

Note 9 - ACCRUED SEVERANCE PAY

The Company's obligation to make severance payments to its employees including for the period of their employment with Elbit, is covered mostly, by the payment of insurance premiums in respect thereof. The insurance policies, which are in the form of an annuity and/or life insurance, are owned by the Company. Upon deposit of all required amounts, the Company is released from all liability for severance pay and the risks are transferred to the insurance companies. Certain of the Company's employees are included in the comprehensive pension plan for industrial workers and the Company contributes to a pension fund in order to secure a pension for such employees. Part of the Company's contributions relates, to the Company's liability for severance pay in respect of the period commencing from the date when the employee joined the program. Severance pay expense amounted to $195,000, $284,000 and $294,000 in 2001, 2000 and 1999, respectively.

Note 10 - CONTINGENT LIABILITIES, COMMITMENTS AND LIENS

A. In connection with its research and development activities, the Company has received royalty bearing grants from the Office of the Chief Scientist of the State of Israel in the aggregate amount of $5.8 million. In return for the Government's grants, the Company is committed to pay royalties at a rate of 3%-5% of sales of the developed product, up to the amount of the grant received. At December 31,2001 the balance of the royalties bearing participations amounted to approximately $627,000. The Company has paid royalties amounting to $0, $198,000, and $365,000 in the calendar years 2001, 2000 and 1999, respectively.

B. The Company's principal facilities are located in a building in Yoqneam, Israel under a lease expiring in January 2003. The Company's future minimum annual rental payments (linked to the Consumer Price Index) are as follows:

	U.S.$
2002	248,000
2003	21,000
	269,000

Rental expense for the years 2001, 2000 and 1999 amounted to $248,000, $305,000, and $327,000, respectively.

Note 10 - CONTINGENT LIABILITIES, COMMITMENTS AND LIENS (CONT.)

C. Effective upon its initial public offering on July 3, 1997, the Company agreed to pay Elbit royalties in an amount dependent upon the sales of the Company's vision system products in the textile, automotive and food industries. The royalties will in turn be paid in full by Elbit to the original developer of certain elements of the technology licensed by the Company from Elbit, who is also a shareholder of the Company. Such royalties will be in an amount not less than $300,000 and not more than $500,000 per year. In addition, the Company is to pay Elbit royalties of up to 4.5% with respect to sales of products by the Company not in the textile, food and automotive industries if Elbit is required to pay such amounts to the developer. The royalty expense was $300,000 for each year ended December 31, 2001, 2000, 1999.

D. On June 30, 2000, a U.S. Limited partnership (the "Claimant"), presented a lawsuit before the US District Court for the District of Arizona against 76 defendants (including a customer of EVS Inc.) claiming that each of the defendants has willfully and deliberately infringed on its patents. The Claimant requested, among other things, for an order enjoining each of the defendants from further acts of infringement of said patents, and for an award of damages against each of them.

In a letter dated September 14, 2000, EVS's customer requested that EVS Inc., the Company's wholly owned US subsidiary, defend and indemnify the customer in connection with the aforementioned patent lawsuit, claiming that the equipment infringing the Claimant's patents was purchased from EVS Inc. The Company immediately sought full indemnification from Elbit for any and all claims, demands or actions, and any losses, expenses and damages suffered by the Company resulting from the customers claim, pursuant to section 8.1 of the License Agreement between Elbit and the Company dated December 6, 1996 (the "License Agreement").

Note 10 - CONTINGENT LIABILITIES, COMMITMENTS AND LIENS (CONT.)

D. (CONT.)

On October 11, 2000, Elbit informed the Company by letter that until such time as EVS meets all applicable evidentiary, procedural, contractual and other legal requirements relevant to its claim for indemnification from Elbit, Elbit makes no admission as to the matters relating to the patent lawsuit, nor does Elbit acknowledge any liability under Section 8.1 of the License Agreement, or otherwise.

On November 30, 2000, the Company informed the customer that the complaint filed against the customer was not specific as to which activities of the customer were infringing the Claimant's rights and that until such is clarified the Company could not agree to indemnify or defend the customer.

Note 11 - SHARE CAPITAL

A. ORDINARY SHARES

In March 2001, the Company entered into an agreement, as amended in March 2002, (the "Investment Agreement") with an investor for the purchase of 3,000,000 EVS ordinary shares for $3 million, as part of a series of interdependent transactions.

Pursuant to the terms of the Investment Agreement, $1.5 million were invested upon consummation of the transaction which occurred in March 2001, at a price of $1.00 per share and a further $1.5 million will be invested in nine equal installments commencing March 31, 2002 at a price of $1.00 per share. Additionally, the investor has entered into a further agreement to make an additional investment in the Company (subject to the Company obtaining all of the appropriate approvals) for the purchase of a further 1,500,000 ordinary shares of the Company in March 2004, conditional upon the Company achieves certain financial milestones. The price per share will vary according to the achievement of certain financial milestones, as agreed upon.

As part of the March 2001 purchase agreement the investor purchased 2,000,000 ordinary shares from Elbit Ltd.. As of the date of the financial statements the investor holds 34.42% of the Company's ordinary shares. Upon the investor's execution of the investment defined in the March 2002 amendment than the investor's holdings will increase to 42.9% and Elbit's holdings will be 22.7%.

Note 11 - SHARE CAPITAL (CONT.)

B. SHARES SUBJECT TO OPTIONS

The Board of Directors of the Company adopted a share option plan (the "Share Option Plan") pursuant to which options can be granted to directors, officers, employees and consultants of the Company. The last date on which the options may be granted is February 2006. Most of the options vest over a period of four years. The grantee is responsible for all personal tax consequences of the grant and the exercise thereof.

In August 1998, the Board of Directors of the Company repriced outstanding options and reduced the exercise price to $3 per share. The vesting period recommenced from August 3, 1998.

In April 2000, the board of directors of the Company adopted a new option plan. The total number of ordinary shares available to be issued under the plan amounted to 3,000,000 shares and the last date on which the options may be granted is January 2010.

Transactions during the three years in the period ended December 31, 2001 are summarized as follows:

	Number of shares	Weighted average exercise price per share U.S.$
Outstanding at January 1, 1999	240,780	
Granted	302,500	1.68
Forfeitures	(88,000)	3.00
Outstanding at December 31, 1999	455,280	
Granted	721,139	1.17
Forfeitures	(197,334)	1.58
Outstanding at December 31, 2000	979,085	
Granted	708,000	0.36
Forfeitures	(239,250)	0.64
Outstanding at December 31, 2001	1,447,835	

The weighted average fair value of options granted in 2001, 2000 and 1999 was $0.32, $1.11 and $0.94, respectively. At December 31, 2001, 577,494 of the outstanding options were exercisable.

Note 11 - SHARE CAPITAL (CONT.)

B. SHARES SUBJECT TO OPTIONS (CONT.)

	Options outstanding			Options exercisable	
Ranged of exercise prices	Number Outstanding at December 31, 2001	Weighted average remaining contractual life	Weighted average exercise prices	Number outstanding at December 31, 2001	Weighted average exercise prices
3.00	150,447	5.5	3.00	150,447	3.00
1.68	155,000	7	1.68	77,500	1.68
1.17	596,388	8.5	1.17	224,422	1.17
0.36	546,000	9	0.36	125,125	0.36
	1,447,835	8.5	1.11	577,494	1.54

The option exercise price is determined by the Board of Directors of the Company and if granted below fair market value, compensation expense is recorded over the vesting period of the option in accordance with APB 25. No compensation cost was recorded for the years ended December 31, 2001, 2000 and 1999.

Had compensation cost been determined under the alternative fair value accounting method provided for under SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's net loss and loss per share for 2001, 2000 and 1999 would have been the following pro forma amounts:

		2001	2000	1999
		U.S.$	U.S.$	U.S.$
Net loss	As reported	(1,313,000)	(8,090,000)	(3,568,000)
	Pro forma	(1,443,000)	(8,090,000)	(3,629,000)
Loss per share	As reported	(0.13)	(0.93)	(0.41)
	Pro forma	(0.15)	(0.93)	(0.42)

Under Statement 123 the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1999, 2000 and 2001: (1) expected life of 2.3 years; (2) dividend yield of 0%; (3) expected volatility of 62% in 1999, 156% in 2000, and 143% in 2001 (4) risk-free interest rate of 6% in 1999, 6% in 2000, and 2% in 2001.

Note 12 - NET SALES

A. The Company's sales by geographic areas are as follows:

	For the year ended December 31		
	2001 U.S.$	2000 U.S.$	1999 U.S.$
	(In thousands)		
U.S.A.	5,117	5,339	6,433
Central America	200	-	4
Europe	2,914	3,431	5,577
Far East	1,142	105	292
Middle East, Central Europe and other	-	-	751
	9,373	8,875	13,057

B. The following customers accounted for 10% or more of the Company's sales:

	For the year ended December 31		
	2001	2000	1999
Customer A	-	-	24%
Customer B	21%	15%	-

Note 13 - COST OF SALES

	For the year ended December 31		
	2001 U.S.$	2000 U.S.$	1999 U.S.$
	(In thousands)		
Materials	913	5,623	4,269
Labor and related expenses	1,727	2,844	2,811
Subcontractors	90	278	362
Warranty and related costs	69	(2)	(162)
Royalties to OCS	264	316	365
Royalties paid through Elbit (*)	300	300	300
Other expenses	1,704	2,154	2,043
	5,067	11,513	9,988
Decrease (increase) in work-in-process and finished goods inventories	1,863	(1,951)	(526)
	6,930	9,562	9,462

(*) See Note 10C.

Note 14 - RESEARCH AND DEVELOPMENT EXPENSES, NET

	For the year ended December 31		
	2001 U.S.$	2000 U.S.$	1999 U.S.$
	(In thousands)		
Total costs	1,531	1,715	2,290
Less - grants from the Government of Israel	126	95	174
	1,405	1,620	2,116

Note 15 - GENERAL AND ADMINISTRATIVE EXPENSES

	For the year ended December 31		
	2001 U.S.$	2000 U.S.$	1999 U.S.$
	(In thousands)		
Payroll and related expenses	443	553	767
Doubtful and bad accounts	-	180	1,060
Professional fees	226	472	435
Other	217	206	281
	886	1,411	2,543

Note 16 - FINANCING INCOME, NET

	For the year ended December 31		
	2001 U.S.$	2000 U.S.$	1999 U.S.$
	(In thousands)		
Income			
Exchange gain, net	5	17	63
Deposits and securities	60	29	32
Other	53	26	19
	118	72	114
Expenses			
Interest on Elbit loan	13	-	-
Other	16	22	42
	29	22	42
	89	50	72

Note 17 - TAXES ON INCOME

The Company has received the approval of the Investment Center for an investment program qualifying for an alternative track of benefits under the Law for the Encouragement of Capital Investments, 1959. This track provides the Company with an exemption from income taxes on income derived from its approved enterprise for a period of 10 years from 1994.

The approved program was completed by June 1996. Additional expansion programs were approved through the period ending in December 2000, some of which have been completed. In the opinion of management, the Company is meeting the conditions of the letters of approval including the requirement that at least one third of the investments in the programs be financed by paid-up share capital and that during the benefit period there will be no reduction in shareholders' equity (as defined in the letter of approval).

In the event of distribution of a cash dividend from tax exempt income, as above, the Company will be required to pay income taxes at a rate of 25% plus interest thereon. Income not derived from an approved enterprise is taxable at regular tax rates of 36%.

As stated above, the Company's income is tax exempt due to the approved enterprise status granted to the Company's production facilities. The Company's policy is to reinvest the abovementioned tax exempt income, and not to distribute such income as dividends. Also, the Company will not incur, upon its liquidation, a tax liability in respect of the tax exempt income. Accordingly, no provision for deferred income taxes have been included in these financial statements and there are no deferred tax balances for the Company as of the end of any reporting period. As the Company is exempt from tax, the Israeli statutory tax rate for the purposes of the reconciliation of the reported tax expense is zero. Income tax expense in the financial statements relates primarily to current income taxes of subsidiaries.

The Company's results are measured for tax purposes under the Income Tax Law (Inflationary Adjustments), 1985, in accordance with the changes in the Israeli Consumer Price Index. The Company is an "industrial company" as defined by tax laws and, as such, is entitled to certain tax benefits, mainly the right to claim public offering expenses as a deduction for tax purposes.

The Company has received final tax assessments through 1998.

Note 18 - LOSS PER SHARE

	For the year ended December 31								
	2001			2000			1999		
	Loss	Shares	Per share amount	Loss	Shares	Per share amount	Income	Shares	Per share amount
	(in thousands)			(in thousands)			(in thousands)		
Net loss	$ 1,313			$8,340			$3,568		
Basic loss per share Loss available to ordinary shareholders		9,817	$0.13		8,667	$0.96		8,667	$0.41
Effect of dilative securities Options	-	-		-	-		-	-	
Diluted loss per share Loss available to ordinary shareholders	$1,313	9,817	0.13	$8,340	8,667	$0.96	$3,568	8,667	$0.41

1,447,835 options to purchase ordinary shares were not included in the computation of diluted EPS for the year ended December 31, 2001 (979,085 and 455,280 as of December 31, 2000 and 1999, respectively) as their effect is antidilutive.

Note 19 - MONETARY BALANCES IN NON-DOLLAR CURRENCIES

	December 31			
	2001		2000	
	In other currencies	NIS	In other currencies	NIS
	(In thousands)		(In thousands)	
Current assets				
Cash and cash equivalents	75	145	9	8
Trade receivables	-	2	-	-
Other receivables	-	105	-	112
Current liabilities				
Trade payables	23	194	-	-
Accrued expenses	71	283	23	-

Note 20 - FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

In order to minimize exposure to currency fluctuation, the Company entered into foreign currency forward exchange contents that will secure its non-U.S. dollar receivables from losses due to devaluation of other currencies. As of December 31, 2001, the Company did not have any foreign curency forward exchange contracts outstanding.

Financial instruments which potentially subject the Company to a concentration of credit risk consist principally of trade receivables. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains allowances for estimated credit losses.

The carrying amounts of cash, receivables and payables approximate their fair value.

Note 21 - TRANSACTIONS WITH RELATED PARTIES

	For the year ended December 31		
	2001 U.S.$	2000 U.S.$	1999 U.S.$
	(In thousands)		
Transactions with Elbit and related companies (see Note 1B):			
Production and installation services	300	438	394
Research and development expenses	-	8	15
Marketing and selling expenses	-	181	3
General and administrative expenses	-	2	62
Financing expenses	13	-	-

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